Exhibit 12.1
ChevronTexaco Corporation — Total Enterprise Basis
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars)

	Year Ended December 31,

	2004	2003	2002	2001	2000

Income from Continuing Operations	$13,034	$7,382	$1,102	$3,875	$7,638
Income Tax Expense	7,517	5,294	2,998	4,310	6,237
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(1,422)	(383)	510	(489)	(26)
Minority Interest	85	80	57	121	111
Previously Capitalized Interest Charged to Earnings During Period	83	76	70	67	71
Interest and Debt Expense	406	474	565	833	1,110
Interest Portion of Rentals*	687	507	407	357	340

Earnings Before Provision for Taxes And Fixed Charges	$20,390	$13,430	$5,709	$9,074	$15,481

Interest and Debt Expense	$406	$474	$565	$833	$1,110
Interest Portion of Rentals*	687	507	407	357	340
Preferred Stock Dividends of Subsidiaries	1	4	5	48	50
Capitalized Interest	64	75	67	122	108

Total Fixed Charges	$1,158	$1,060	$1,044	$1,360	$1,608

Ratio Of Earnings To Fixed Charges	17.61	12.67	5.47	6.67	9.63

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

E-3